7/21

03024831

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Philodrill Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2579 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/29/03

File No. 82-2579

THE PHILODRILL CORPORATION

AR/S
12-31-02

2002 Annual Report

Contents

Financial Highlights

(In Thousands of Pesos)

	December 31		
	2002	2001	2000
FOR THE YEAR			
Revenues from Petroleum Operations	**30,194**	35,090	44,089
Investment Income	**28,011**	29,381	43,618
Interest and Other Income	**14,219**	13,315	14,176
Net Income (Loss)	**(14,821)**	(21,138)	26,297
AS OF END OF YEAR			
Total Assets	**2,609,850**	2,617,334	2,614,381
Current Liabilities	**347,857**	411,311	430,632
Noncurrent Liability	**56,657**	–	–
Net Worth	**2,205,336**	2,206,024	2,183,749
Authorized Capital	**1,550,000**	1,550,000	1,550,000
Issued and Subscribed Capital	**1,534,950**	1,534,950	1,534,950
Treasury Stock	**–**	63,179	–

LETTER TO STOCKHOLDERS



Dear Fellow Stockholders:

We are pleased to submit your company's Financial and Operating Report for the calendar year ended December 31, 2002.

FINANCIAL PERFORMANCE

Your company reported a ₱14.8 million loss in 2002 as against a ₱21.1 million loss incurred in 2001. Gross revenues declined by about ₱5.3 million to ₱72.4 million mainly on account of lower income from petroleum operations. The favorable effect of relatively higher levels of crude prices prevailing in 2002 was negated by the lower oil production from the offshore Palawan oilfields, particularly Matinloc.

The drop in revenues was accompanied by a corresponding decline in the level of costs and expenses incurred during the year, which decreased by ₱11.5 million to ₱86.9 million. The decrease was due mainly to the ₱8.1 million lower level of interest and other loan charges, as well as the presence in 2001 of a ₱10.5 million deferred exploration cost write-off relating to the Sibutu Project under GSEC No. 87. Your company also provided a ₱9.3 million loss provision on certain receivables from two companies. These have been dormant for several years due to the adverse effects of the 1997 financial crisis and the global economic slowdown.

Total assets as of year-end 2002 stood at ₱2.61 billion, which was almost at the same level as in 2001. There were however some changes in the values of the various asset categories. While current assets, property and equipment, and deferred exploration and development costs increased by ₱16.5 million, ₱10.1 million and ₱16.6 million, respectively, the book value of our long-term investments decreased by ₱50.0 million mainly on account of a ₱41.6 million additional valuation reserve which was booked during the year.

There was a slight decline in total liabilities from ₱411.3 million in 2001 to ₱404.5 million in 2002. As part of our efforts to make your company's debt burden more manageable, a portion of the existing bank loans was converted into a long-term facility. Accordingly, the amount of ₱56.6 million was shown as a non-current liability in the balance sheet.

We mentioned last year that your company was considering certain options to generate funds with which to substantially reduce, if not eliminate, the existing debt load, which is proving to be a relatively heavy burden on your company's finances and profitability. We are pleased to report that we have taken some concrete steps in this direction, such as the identification of the possible buyers for a portion of our present investment holdings, and the commissioning of an independent valuation study. It would be premature at this time to report on the details and timing of the proposed transaction. However, rest assured that your company's management would negotiate for the best terms possible when the opportunity to finalize the deal arises.

Total stockholders' equity at ₱2.2 billion was almost unchanged from the year-ago level. However, paid-up capital increased by ₱21.0 million on account of subscription payments received during the year. In addition, about ₱36.0 million was generated from the sale of treasury shares, which were sold at a substantial premium over the prevailing market price. The proceeds were, however, below the carrying value of the treasury shares by around ₱27.4 million, which was charged directly against retained earnings. With regard to the valuation reserve representing the difference between the book and market value of our investments, an additional provision of ₱41.6 million was booked in 2002. This is reflective of the persisting weakness in both the local and global equities market due to the prevailing instability in both the political and economic situations here and abroad.

Your company was constrained to book in its 2002 financial statements the equitized earnings from Penta Capital Investment Corporation, where we have a major investment, based on the unaudited financial results of the company. This was because the audit of Penta Capital had not yet been completed at the time that the auditors were finalizing the audit of your company. Consequently, our auditors made the corresponding qualification in their opinion. Nonetheless, the audit of Penta Capital has been completed as of this writing and we are pleased to report that there is no significant variance between the audited and unaudited operating results of the company for 2002. Penta Capital has committed to undertake the necessary remedial measures in the scheduling of future audits to prevent a recurrence of this situation.

Our auditors also issued a qualification over management's decision to include in the investment valuation reserve in the stockholders' equity section of the balance sheet a ₱10.1 million perceived decline in the value of one of our stockholdings. The auditors believed that including this loss provision in the income statement would have been more in compliance with accepted accounting principles. However, management believes that the accounting treatment that we preferred was more consistent with the present manner that your company is booking the valuation reserve on its existing investments.

PETROLEUM OPERATIONS

There was a continued downtrend in oil production from offshore Palawan. A total of 256,650 barrels of crude were extracted from the Nido and Matinloc fields in 2002, about 17% lower than the 2001 output. While the Nido field production was fairly consistent, the Matinloc reservoir continued to experience technical problems resulting in the curtailment of production. The consortium undertook a workover program in late 2002 with the objective of improving the oil flow from the Matinloc field, but the results that were released in early 2003 were not encouraging. As mentioned in last year's report, this program was funded by a third party in consideration of a potential share in any incremental revenues which might be derived from increased crude production.

The SC 14 and 6B consortia under the operatorship of Alcorn Production Philippines are presently considering other alternatives to generate higher revenues by way of improved production volume. Studies are now underway for the possible revival of the Cadlao field which was shut-in in 1991, as well as the feasibility of reopening the Nido A-1 well, which had been shut-in since 1980. Recent analysis of 3-D seismic data also indicates the possible existence of unexploited or "attic" volumes of hydrocarbons in the existing oilfields inasmuch as the production wells appear not to have been located optimally on the reservoir crest. The relatively high level of crude prices prevailing in the world market could possibly provide a strong favorable influence in the evaluation of the economic viability of the foregoing options, although the technical aspects should also be given important consideration.

With regard to the exploration side of our petroleum operations, we continue with our efforts to invite foreign oil companies to participate in our exploration projects. We are pleased to report that we are achieving some measure of success in this direction, although we still look forward to full-blown government support by way of an enhanced package of technical and financial incentives as contained in the proposed Revised Oil Exploration and Development Act. Your company continues to actively support the initiatives of the Petroleum Association of the Philippines towards getting a higher level of support for the local oil exploration industry from the Philippine Government through the Department of Energy.

One notable achievement was the signing in November 2002 of a Joint Development Study and Farmin Option Agreement between the SC 14 consortium and Union Oil Of California (UNOCAL), which involves the Galoc discovery. Under the agreement, UNOCAL will undertake a detailed study of Galoc to determine the economic viability of developing and producing the field. The first phase will include, among others, seismic reprocessing and interpretation as well as geological and geophysical studies. Subject to the results of Phase 1, UNOCAL will undertake detailed technical analysis and engineering design leading to the preparation of a master development plan for Galoc. UNOCAL will thereafter have the option to either exercise its farmin or withdraw from the agreement.

Your company as a member of the SC 14 consortium expects to be informed of the initial results of the UNOCAL study towards the latter part of 2003. A significant feature of the agreement with UNOCAL is that your company together with the other members of the consortium will not have a financial drain from the study phase up to development and operation, since UNOCAL has agreed to fund all costs and expenditures. In addition, UNOCAL will pay certain bonuses to the Filipino partners at certain milestones in the project life such as commencement of production and attainment of 35 million barrels of cumulative oil production.

We hope that the results of UNOCAL's study would be favorable and that consequently, UNOCAL would exercise its farmin option. The Galoc Project is expected to generate relatively substantial levels of oil revenues for your company in the near future if UNOCAL proceeds with development and production. Even if UNOCAL exercises its farmin option, your company's diluted participating interest would still be over 4.0%, which is still a meaningful level of interest in a project such as this.

In SC 6A where your company is operator, we reported last year that the SC 6A consortium signed a Memorandum of Understanding (MOU) with Rock Oil International, Inc. (ROII) outlining the terms and obligations for a possible farmin by ROII into the northern portion of the SC 6A acreage. The SC 6A consortium has assigned a 5% participating interest to ROII in consideration of the latter's performance of the certain geological and geophysical work obligation amounting to not less than $300,000.00 under the MOU. However, ROII will return the 5% equity to the consortium if ROII fails to drill a well in the farmin area within the prescribed period.

ROII has been making periodic reports to the consortium about the preliminary results of the geological and geophysical work that ROII is undertaking at its expense. Several promising drillable structures have been identified during the course of the study. ROII has expressed optimism on the prospectivity of the farmin area. Under the terms of the MOU, ROII should exercise its drilling option by mid-2003.

In GSEC 75, PNOC-EDC proceeded to drill the Victoria-3 well in Central Luzon in December 2001 despite the withdrawal of most members of the consortium, including your company, over a dispute on the location of the well. After a series of drill stem tests, the well was plugged and abandoned as a dry well in March 2002. Your company still has an option to rejoin GSEC 75 under certain terms and conditions.

In the Sulu Sea area under SC 41, your company picked up its proportionate share in the equity interest relinquished by two withdrawing partners, MMC and Preussag. As a result, our participating interest increased from 5.4% to 9.1%. We remain optimistic on the potential of this area. The operator, UNOCAL, has mapped some relatively large prospects, any of which could be scheduled for drilling next year.

The SC 41 consortium is now in the process of unitizing the respective companies' different levels of participation in Blocks A and B. Your company presently has no participation in Block B, which is the deepwater portion of the service contract. The unitization program will give us the opportunity to acquire interest in Block B, although our overall level of participation in both blocks will be lower than our existing equity.

We made sustained efforts to promote to possible farminees two other areas where your company has substantial interest, namely, onshore Mindoro under GSEC 98, and the so-called SWAN Block in northwest Palawan, which is a consolidation of three previous exploration contracts. Our efforts in Mindoro are being hampered by the unstable peace and order situation in the area which we are trying to address through an information campaign. In the SWAN Block, we are under negotiation with the Department of Energy (DOE) for the issuance of a GSEC on the area, which is a very important requirement for our farmout campaign.

OTHER INVESTMENTS

EDSA Properties Holdings, Inc. (EPHI) had another profitable year in 2002 despite the difficult business conditions which prevailed. The company's ₱210 million consolidated net income was slightly lower than the previous year's level, but revenues continued to grow. The redevelopment program for the Shangri-La Mall paid off in terms of higher rental revenues, while customer traffic within the mall continued to improve partly on account of the mall's direct link to the MRT 3 station at the EDSA – Shaw Boulevard intersection. EPHI's investment in The Enterprise Center building in Makati through KSA Realty Corporation likewise continued to provide income to the company by way of dividends.

EPHI has joined its affiliate, Kuok Philippine Properties, Inc. (KPPI) in a project involving the construction of a luxury residential condominium in Makati. The Shang Grand Tower, as this project will be called, is part of EPHI's business diversification program, following its investment in KSA Realty. Construction work started in late 2002 with project completion scheduled by late 2005. EPHI is confident that this project will be successfully received in the local property market and would make a significant contribution to the company's profits over the medium term.

Anglo Philippine Holdings Corporation (ANGLO) continues to maintain its equity interest in the EDSA MRT 3 Project as well as in other related projects, such as the proposed North Triangle commercial center complex scheduled for construction starting 2003. The ridership volume in the MRT system continues to climb steadily, reaching an average of around 360,000 passengers per day as of year-end 2002. This volume is expected to increase dramatically when the rail extension to Caloocan City is finally implemented, and later in the future, upon the link-up of the MRT 3 with the proposed LRT-7 project coming from Bulacan.

As mentioned in last year's report, ANGLO together with other members of the MRT consortium decided to participate in a securitization program, which would involve the issuance of long-term debt instruments, otherwise known as bonds, to be secured by future equity rentals from the MRT project. This would enable the company to generate funds with which to retire high-cost borrowings, thereby enhancing its profitability and making debt servicing more manageable. The credit rating for the bond issue is expected in June 2003 after which public offerings will be scheduled.

Your company's affiliate in the financial services sector, Penta Capital Investment Corporation, reported higher profits in 2002 notwithstanding the difficult economic climate. Penta Capital's ₱24.2 million consolidated profit in 2002 was significantly higher than the company's ₱9.0 million income in 2001. The company's investment banking and treasury operations continued to perform strongly as they accounted for the bulk of the company's revenues during the year.

Penta Capital is the financial advisor in the securitization program being undertaken by certain companies forming part of the MRT 3 consortium, as mentioned in the preceding section of this letter. The company will also be the local financial advisor for the proposed LRT-7 Project which will run from Bulacan and link with the MRT 3 line in the North Triangle area. This project is expected to provide a steady stream of income to Penta Capital in the coming years.

With regard to Atlas Consolidated Mining and Development Corporation (ATLAS), the company's financial restructuring program is making good progress with the continued conversion of the company's liabilities into equity under the existing debt-for-equity swap agreement with one of the company's major stockholders. This program is an important component of ATLAS' plan to generate funding for the eventual rehabilitation and reopening of its Toledo copper mine. The feasibility study for the Toledo mine is being updated at the same time that additional exploration work is being planned.

SUMMARY AND OUTLOOK

Your company experienced another difficult year in 2002 and the outlook for 2003 appears to be no less challenging. Liquidity is a major concern which we are trying our best to address as discussed in the earlier part of this letter. We are looking for the proper opportunity to generate funds from the sale of some of your company's existing assets. The petroleum side of our business continues to hold promise in the light of relatively high levels of crude prices in the world market and the sustained interest being shown by foreign oil exploration companies in our projects. However, the downside is that exploration work is not proceeding fast enough due to the depressed global economic climate and the absence of an enhanced set of incentives that would make local oil exploration more attractive to foreign companies. On the other hand, our non-oil investments particularly in the property and financial services sectors are doing well and do not pose any cash drain to your company. On the contrary, these investments provide funds by way of cash dividend payouts from time to time.

Through good and bad times, we are always deeply thankful for the continued support and confidence of our stockholders, directors, employees, associates and friends. From them we draw our guidance and inspiration to put our best effort towards the attainment of the goals that we have set for your company.

ALFREDO C. RAMOS
Chairman & President

May 31,2003

PETROLEUM PROJECTS

SERVICE CONTRACT NO. 14
(Nido, Matinloc, Galoc/West Linapacan)

The combined oil production from the Nido and Matinloc fields totaled 256,650 barrels in 2002, lower by 52,601 barrels or 17% from the 2001 output of 309,251 barrels. The decline can be traced mainly to the Matinloc field whose output dropped by 51,157 barrels or 32% from the previous year's level, on account of persisting reservoir problems. At the end of 2002, a workover program intended to reactivate the Matinloc-2 (M-2) well was underway with the objective of enhancing the oil flow from the Matinloc reservoir.

The consortium's contract for the sale of Nido and Matinloc crude to Caltex Philippines was renewed for a minimum of 300,000 barrels with an option for an upward adjustment to 500,000 barrels should Matinloc production improve after the M-2 well rehabilitation. All other terms and conditions remain the same as in the previous contracts except for the increase in price of Matinloc crude to the average of MOPS 180 for the month of delivery plus a premium of US$11.60 per metric ton or US$1.50/ bbl.

Alcorn Production Philippines, Inc., SC 14 operator, submitted to the consortium a reserve report prepared by Netherland-Sewell & Associates as of January 2002. The reserve estimates are as follows:

Nido – 925,920 barrels; cumulative production – 17,451,130 barrels

2002 Crude Oil Production (in barrels)

	Nido	Matinloc	Total
January	13,217	9,506	22,723
February	12,493	8,246	20,739
March	6,888	12,639	19,527
April	18,029	10,904	28,933
May	13,392	10,976	24,368
June	5,689	10,730	16,419
July	21,213	1,950	23,163
August	3,339	5,949	9,288
September	10,173	8,867	19,040
October	15,145	8,852	23,997
November	15,792	9,329	25,121
December	12,674	10,658	23,332
Total	**148,044**	**108,606**	**256,650**

Matinloc – 617,182 barrels; cumulative production – 11,331,200 barrels

North Matinloc – 95,069 barrels; cumulative production – 2,159,380 barrels

Australian partner Nido Petroleum presented to the consortium the results of the 3D mapping of the additional 3D data provided by Geco-Prakla over certain areas of SC14. Of interest in the report is the strong possibility of the presence of so-called attic volumes of hydrocarbons which are presently not being produced in the existing oilfields, some of which are no longer in production. These fields include Nido, Matinloc, North Matinloc, Tara and Libro. This observation became evident when the actual well locations were found not to be in the optimal crestal positions of the reservoirs, which would have allowed maximum extraction of the oil reserves. The attic volumes could have significant economic value as the estimated volume ranges from 100,000 to 800,000 barrels.

Nido Petroleum's findings were based on a platform location survey conducted by the company in which it was determined that the wells surveyed did not tie to the 3D seismic lines. A sidescan sonar survey of four wells during the 1998 3D seismic survey showed the mislocation of these wells.

Nido Petroleum also reported the completion of the data trade with Shell Philippines Exploration (SPEX), through which the consortium received data on the North Iloc, San Marcelino and Princesa wells of SPEX. This data will form part of the consortium's database on northwest Palawan.

As initially reported in last year's report, the Galoc oil and gas discovery under Block C of SC 14 had drawn the interest of two foreign exploration companies, Shell Philippines Exploration (SPEX) and Union Oil of California (UNOCAL). After lengthy negotiation, the SC 14 consortium eventually signed a Joint Development Study & Farm-in Option Agreement with UNOCAL on November 12, 2002. The agreement involves the phased study of the Galoc discovery with the objective of establishing the commercial viability of developing and producing the Galoc field.

Phase 1 of the study consists of seismic reprocessing and interpretation, geological and geophysical studies, due diligence work as well as preparation of the Joint Operating Agreement (JOA). This process is expected to take between six and nine months and is estimated to cost US$450,000.

Phase 2 will involve a more detailed technical analysis and engineering design which, if feasible, would lead to the preparation of a complete plan of full development for the Galoc Production Area. This phase should take another six to nine months and is expected to cost approximately US$2.0 million.

Upon completion of Phase 2, UNOCAL will have 90 days to exercise its Farm-in option or withdraw from the agreement. Should UNOCAL exercise its Farm-in option and proceed with the development and production of Galoc, it will pay a bonus of US$1.5 million to the Filipino contractors' group upon commencement of hydrocarbon production, and another US$1.5 million when cumulative production of 35 million barrels of oil (MMBO) is attained. All the costs that will be incurred from the study phase through to development and operation will be advanced by UNOCAL on behalf of the Filipino partners. PHILODRILL's participating interest in Block C of SC 14 which covers the Galoc area stands at 20.10%. Should UNOCAL decide to farm-in, PHILODRILL's equity will be reduced to 5.025%.

SERVICE CONTRACT NO. 6A (Octon)

In 2001, Rock Oil International Inc. (ROII) and the SC 6A consortium entered into a Memorandum of Understanding (MOU) outlining the work obligations and the commercial terms of ROII's proposed farm-in to the northern block of the service contract. In accordance with the terms of the MOU, ROII contracted Emerald Geo Research Group of Houston to reprocess the 3D seismic data acquired by Western Geco, over the northern part of SC 6A.

In mid-2002, ROII apprised the partners on the progress of the processing work and other geological evaluations. In late November, a technical committee meeting was called where ROII presented the results of their initial geological/geophysical study. ROII believes that it would be able to present to the consortium at least two drillable prospects by early 2003.

Three out of four identified prospects were presented with their preliminary hydrocarbon potential and drilling parameters:

Malajon Shallow:

– Water Depth	:	62 meters
– Depth to Reservoir	:	-156 meters
– Proposed Total Depth	:	-457 meters
– In-place Reserves	:	2.416 billion barrels
– Recoverable Reserves	:	725 MMBO (@30% RF)
– Average Sandstone Reservoir Thickness	:	21 meters
– Average Porosity	:	27%

Malajon Gas/Condensate:

– Water Depth	:	62 meters
– Depth to Gas Pay	:	-1,829 meters
– Proposed Total Depth	:	-2,438 meters
– Reservoir:		
Average Thickness	:	40 meters
Average Porosity	:	8%
– Area of 4-way dip closure	:	100 square km.
– In-place Reserves	:	1.6 trillion cubic feet (TCF)
– Recoverable Reserves	:	1.12 TCF (@70% RF)

Barselisa Turbidite Oil:

– Water Depth	:	76-200 meters
– Depth to Reservoir	:	-1,600 meters
– Proposed Total Depth	:	-2,400 meters
– Average Sandstone Reservoir Thickness	:	40 meters
– Average Porosity	:	18%
– In-Place Reserves	:	4,132 MMBO
– Recoverable Reserves	:	1,240 MMBO (@30% RF)

PHILODRILL maintains a 37.05% interest on this block.

SERVICE CONTRACT NO. 6B (Bonita/Cadlao)

Exploration activities on SC 6B remain suspended. PHILODRILL has a 14.0% interest on this block.

SERVICE CONTRACT NO. 41 (Sulu Sea)

In early 2002, MMC and Preussag, two foreign partners in SC 41 with a combined equity of 40%, formally announced their withdrawal from the consortium. All the remaining partners exercised their option to assume their proportional share in the relinquished equity of the two withdrawing partners. As a result, PHILODRILL's participating interest in Block A of the service contract increased from 5.41886% to 9.12516%.

As of the end of 2002, the mandatory work program under the service contract was ongoing. This consists of the depth conversion and water bottom study and the SAR slick study. The contingent work program for the succeeding contract year includes the drilling of the Rhino-1 well in the Block A area, scheduled for the summer of 2003, and the acquisition of 3,000 line kilometers of 2D seismic planned for the third quarter of 2003 in Block B. The drill-or-drop deadline for this block is May 10, 2003.

The Rhino Prospect consists of two sub-prospects, Rhino West and Rhino East. The latest depth maps show a large, strong closure in the Rhino West fault block. Rhino East is less well defined. The Rhino West closure has an area of approximately 15,000 acres, with indicative reserves of 170 MMBO and one TCF of gas. The Rhino East is smaller with indicative reserves of 86 MMBO and 566 billion cubic feet (BCF) of gas. UNOCAL's current economic threshold for the area is between 35 and 40 MMBO at $18.00 per barrel oil price.

GSEC NO. 75 (Central Luzon)

The Victoria-3 well was spudded by PNOC – Energy Development Corporation (PNOC-EDC) on December 1, 2001 and reached a total depth of 9,006 feet on January 11, 2002. PNOC-EDC conducted three drill stem tests (DST) on the well. The first two tests did not flow any hydrocarbon, while the third DST flowed hydrocarbon gas to the surface after nitrogen gas was injected into the well. After extensive attempts to clean up the formation and stimulate hydrocarbon flow failed, the well was plugged and abandoned on March 11, 2002.

PHILODRILL, together with certain other partners in this GSEC opted not to participate in the drilling of the Victoria-3 well due to certain technical reservations on the location of the well. It was thus a sole-risk drilling venture on the part of PNOC-EDC after the non-participating partners relinquished their equity in the GSEC. However, under the terms of the agreement with PNOC-EDC, the non-participating partners still retain a buy-back option into GSEC 75 under certain conditions. As of this writing, the buy-back option has not been exercised.

GSEC NO. 98 (Onshore Mindoro)

In January 2001, a field party was sent to Mindoro together with a petroleum engineer from a Canada-based exploration company, GM International Oil & Gas Limited (GM), to look into the possibility of joining the onshore Mindoro consortium. The GM representative expressed interest in the area based on the data gathered and indicated willingness to conduct additional evaluation work before making a formal recommendation to company management.

In view of the continuing peace and order problem in the area coupled with the default of most of the consortium members due to the difficult financial situation, a petition was filed with the Department of Energy (DOE) for a one-year moratorium on contract work obligations. The DOE allowed the consortium six months up to December 23, 2002 to conduct an Information and Educational Campaign (IEC) in order to help mitigate the security risks existing in the area. The IEC would also eventually serve as a component of the procedural requirements of an Environmental Impact Assessment (EIA), which would in turn be a prerequisite to the issuance of an Environmental Clearance Certificate (ECC). The consortium would need an ECC in the event of future exploration work on the contract area.

In connection with this, PHILODRILL contracted Seasteams, Inc., which has established a reliable track record in the conduct of IEC's, to map out the scope of the work and timetable for the program.

PHILODRILL has a 79.455% interest on this block.

SWAN BLOCK (Northwest Palawan)

Following the signing of a letter of intent between the consortium and UNOCAL in the first quarter of 2002, UNOCAL sent a technical team to the Philippines to gather more data and prepare for a more aggressive exploration strategy for the block. After UNOCAL's regional office approved the revival of the northwest Palawan exploration program, another technical team was dispatched to validate UNOCAL's exploration thrust in the Philippines and to confirm the areas/prospects being considered for acquisition/drilling.

As part of PHILODRILL and UNOCAL's combined efforts to promote the block to other foreign exploration companies, confidentiality agreements were signed with LASMO (U.K.), Korean National Oil Corporation (Korea) and SK Corporation (Korea). A technical team was subsequently sent by Korean National Oil Corporation and SK Corporation in late 2002 to examine the available exploration data on the SWAN block. The team expressed interest in the area and was expected to discuss with UNOCAL the possible farm-in terms in the block.

A consortium meeting was held in November where it was agreed that in view of the desire of UNOCAL to conclude an agreement before the end of the year, the consortium would actively pursue the GSEC application with the Department of Energy and at the same time unitize the differing equity interests in the various sub-blocks of the proposed contract area.

SOUTHWEST PALAWAN

In February 2002, Shell Philippines Exploration B.V. (SPEX) withdrew from the consortium, citing as reason SPEX's ongoing global project prioritization program. The operatorship of the block reverted to the previous operator, Trans-Asia Oil & Mineral Development Corporation. The application for a new GSEC remains pending with the Department of Energy. Philodrill has a 1.95% interest on this block.

OTHER INVESTMENTS

EDSA PROPERTIES HOLDINGS, INC. (EPHI)

With a 7.2% revenue growth, EPHI posted another strong performance in 2002. Consolidated revenues reached ₱649.1 million during the year, mainly on account of a 12% growth in Shangri-La Mall rentals. The renovation and redevelopment program increased the leasable areas of the mall, and coupled with the construction of a direct mall link to the EDSA MRT 3 Shaw Boulevard station, resulted in a 10% improvement in customer traffic within the mall. The lease rentals from the EDSA Shangri-La Hotel remained relatively static on account of the global slump in travel and tourism.

The company's consolidated net income for 2002 amounting to ₱210.1 million was 6% lower than the 2001 profit level. This was mainly due to an increase in the level of general and administrative expenses including interest costs. Nonetheless, the sustained profitability of the company's operations as well as its high level of liquidity enabled the payment of substantial cash dividends during the year. In addition, the Securities and Exchange Commission (SEC) approved in September 2002 the 57% stock dividend which was earlier declared by EPHI.

EPHI's investment in KSA Realty Corporation, owner of The Enterprise Center (TEC) building in Makati's central business district (CBD), continued to generate income for the company. TEC's average occupancy levels were maintained at approximately 85% despite a relatively weak market for leased properties.

As part of the company's diversification program, EPHI entered into an agreement with an affiliate company, Kuok Philippine Properties, Inc. (KPPI) in August 2002, involving the development of a luxury residential condominium named Shang Grand Tower. EPHI will have a beneficial interest of approximately 68% in the net saleable area of the project, which is located in the Makati CBD. Construction activities started in October with project completion scheduled towards the end of 2005.

EPHI remains cautiously optimistic on the overall prospects of the country's economy. The redevelopment program for the Shangri-La Mall will be pursued to generate more customer traffic and increase revenues. The construction of the Shang Grand Tower will continue and the pre-selling program is expected to commence in the second half of 2003. The company is confident that the project will be well received by the market and will generate meaningful returns in the future.

ATLAS CONSOLIDATED MINING AND DEVELOPMENT CORPORATION (ATLAS)

Through the efforts of one of Atlas' major shareholders, Alakor Corporation (Alakor), with which the company entered into a Memorandum of Agreement (MOA) for the rehabilitation of the Toledo copper mine, Atlas continued to make major progress in its financial restructuring program. Alakor successfully acquired another ₱2.5 billion of Atlas debts which Alakor intends to convert into new Atlas shares under the debt-to-equity swap agreement earlier entered into by both companies. This is in addition to the ₱810 million worth of Atlas debts previously acquired by Alakor together with another company, which were also converted to Atlas equity. During the last stockholders' meeting held in March 2003, Atlas stockholders approved an increase in the company's capitalization to cover the requirements for debt conversion to equity as well as for additional fund-raising.

In the meantime, Atlas continued to implement its program for the disposal of scrap and surplus materials and spare parts that will not be needed in the planned rehabilitation and resumption of mining operations. The company will further rationalize its asset portfolio. The updating of the Toledo copper mine feasibility study will continue even as the company plans additional exploration work and negotiates for possible project funding for the reopening of the Toledo mine.

PENTA CAPITAL INVESTMENT CORPORATION (PENTA CAPITAL)

Penta Capital reported a ₱24.2 million consolidated net income for 2002, a substantial improvement over the ₱9.0 million profit generated in 2001. Revenues from investment banking and financial services comprised the bulk of the company's earnings during the year, accounting for more than 75% of total income and posting a 15% growth over the previous year's level.

The company continued to generate strong levels of income from financial advisory services in various projects ranging from securitization to debt restructuring and refinancing. One of Penta Capital's major projects in 2002 was the securitization of the future earnings of most of the members of the EDSA Metro Rail Transit (MRT) 3 consortium. This project involves the issuance of long-term debt instruments or bonds secured by equity rental payments accruing to the MRT consortium. The bonds with a total notional value of around U.S. $1.77 billion were issued for private placement in August 2002. As of the end of the year, the process to obtain a favorable credit rating for the bond issue was underway to pave the way for a secondary public offering towards the middle of 2003.

Penta Capital expects to sustain its growth and profitability in 2003 with strong revenue contributions from its treasury, investment banking and special projects operations. The company aims to complete at least three major projects involving securitization and joint venture deals.

ANGLO PHILIPPINE HOLDINGS CORPORATION (ANGLO)

Anglo continues to maintain its core infrastructure investment in the EDSA MRT 3 project through its 18.6% equity interest in MRT Holdings, Inc.. Phase I of the MRT system continued to experience an uptrend in ridership, from 300,000 passengers per day as of year-end 2001 to 360,000 passengers per day as of the close of 2002. The MRT consortium continues to negotiate with the Philippine Government the contract terms for Phase II of the MRT system, which will extend the railway from the North Triangle in Quezon City to Monumento in Caloocan City.

In August 2002, a group of MRT 3 proponents, including Anglo, entered into various agreements in connection with the securitization of their respective shares in the equity rental payments under the Build-Lease-Transfer Agreement with the Philippine Government. The securitization project involved the issuance of MRT Asset Backed Notes or MRT Bonds, the proceeds from the sales of which would generate liquidity for the issuers. A public offering of the bonds is being planned after a favorable credit rating has been obtained for the bond issue.

Anglo also owns a 15.79% equity in MRT Development Corporation (MRTDC), which owns the development rights on the airspaces above the MRT stations and the lot pads surrounding the MRT depot, as well as the advertising rights in the MRT stations. MRTDC currently generates revenues from concessionaire rentals and advertising fees in the MRT stations.

MRTDC has approved the assignments of its development rights over the MRT depot to North Triangle Depot Commercial Corporation (NTDCC) in exchange for the latter's shares of stock. Anglo owns a 15.79% equity in NTDCC after exercising its pre-emptive right on the new NTDCC shares, the proceeds from which will be used to fund the development works on the proposed commercial center complex whose construction is expected to start by mid-2003.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2002, 2001 and 2000. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

SyCip Gorres Velayo & Co., the independent auditors appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

ALFREDO C. RAMOS
Chairman of the Board/Chief Executive Officer

AUGUSTO B. SUNICO
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Stockholders and the Board of Directors
The Philodrill Corporation

SGV & Co

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), Penta Capital Investment Corporation (Penta Capital) and Penta Capital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in EPHI, Penta Capital and Penta Holdings represent about 50% of total assets in 2002 and 2001 and the equity in their net earnings or losses represents about 169% of net loss in 2002, 139% of net loss in 2001 and 125% of net income in 2000. The financial statements of Penta Capital for 2001 and 2000, and of EPHI and Penta Holdings for 2002, 2001 and 2000 were audited by other auditors whose reports, which have been furnished to us, are described in the fourth and fifth paragraphs. Our opinion, insofar as it relates to the amounts included for EPHI, Penta Capital and Penta Holdings, is based solely on the reports of the other auditors.

Except as discussed in the third paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company's equity in net earnings of Penta Capital for 2002 is based on the unaudited financial statements of the associate, the audit of which by other auditors has not yet been completed.

The reports of the other auditors on the 2001 and 2000 financial statements of Penta Capital was qualified because of the following:

a. Direct charge to retained earnings of the additional valuation reserve on certain assets by Penta Capital and Penta Capital Finance Corporation (PCFC, its 98.75% owned subsidiary) aggregating to about ₱88.7 million, net of corresponding deferred income tax asset of ₱36.5 million in 2001.

b. Nonrecognition of aggregate additional allowance for probable losses on customers account and the related deferred income tax assets amounting to about ₱6.9 million and ₱2.2 million, respectively in 2000 by Penta Capital and PCFC and about ₱8.0 million and ₱2.6 million, respectively in 2001 and about ₱8.8 million and ₱2.8 million, respectively in 2000 by Intra - Invest Securities, Inc. (IISI, 50% owned by Penta Capital).

The above accounting treatments do not conform with accounting principles generally accepted in the Philippines (GAAP). Had Penta Capital and its subsidiaries followed GAAP, the Company's net loss would have increased and the equity in net earnings of associates and retained earnings would have decreased by about ₱37.6 million in 2001 and net income, equity in net earnings of associates and retained earnings would have decreased by about ₱4.3 million in 2000.

c. Noncompletion of the reconciliation of the long outstanding difference of about ₱2.6 million in 2001 and about ₱1.3 million in 2000 between the general and subsidiary ledgers of due from customers account of IISI.

The reports of the other auditors on the 2002, 2001 and 2000 financial statements of EPHI and Penta Holdings were unqualified.

As discussed in Note 7 to the financial statements, the Company charged directly to the "Unrealized losses on decline in market value of investments" account, under the stockholders' equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million in 2002. Such accounting treatment does not conform with GAAP. Had the Company followed GAAP, its net loss would have increased and its retained earnings would have decreased by about ₱10.1 million in 2002.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfield raises uncertainties as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the favorable outcome of the Study Agreement relating to Galoc oil and gas discovery and the discoveries of additional oil and gas in commercial quantities and the success of future development thereof.

In our opinion, based on our audits and the reports of other auditors, (a) except for the effects on the 2002 financial statements of such adjustments, if any, as might have been disclosed had the Company's equity in net earnings of Penta Capital been based on audited financial statements as discussed in the third paragraph; (b) except for the effects on the 2001 financial statements of charging directly against retained earnings the additional valuation reserve on certain assets and on the 2001 and 2000 financial statements of the nonrecognition of additional allowance for probable losses as discussed in the fourth paragraph; (c) except for the effects on the 2002 financial statements of charging directly to stockholders' equity the provision for decline in value of other investments as discussed in the sixth paragraph; and (d) except for the effects on the 2001 and 2000 financial statements of such adjustments, if any, as might have been determined to be necessary had the reconciliation discussed in the fourth paragraph been completed, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co.

Makati City
April 24, 2003

BALANCE SHEETS

		December 31		
		2002		2001
ASSETS				
Current Assets (Note 5)				
Cash	₱	**1,140,340**	₱	307,447
Receivables - net (Note 4)		**132,787,285**		116,532,696
Crude oil inventory		–		847,064
Other current assets		**1,102,472**		886,208
Total Current Assets		**135,030,097**		118,573,415
Noncurrent Assets (Note 5)				
Property and Equipment - net (Notes 2 and 6)		**305,759,035**		295,699,112
Investments and advances - net (Notes 7, 9 and 14)		**1,367,954,063**		1,417,913,770
Deferred oil exploration and development costs (Notes 2 and 8)		**800,073,889**		783,473,749
Other Assets		**1,033,016**		1,674,239
Total Noncurrent Assets		**2,474,820,003**		2,498,760,870
Total Assets	₱	**2,609,850,100**	₱	2,617,334,285
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities (Note 5)				
Loans payable (Note 9)	₱	**244,303,547**	₱	318,568,019
Current portion of long-term debt (Note 11)		**3,332,759**		–
Accounts payable and accrued expenses (Notes 9, 10 and 14)		**93,543,921**		86,205,367
Dividends payable		**5,013,853**		4,874,497
Subscriptions payable		**1,662,742**		1,662,742
Total Current Liabilities		**347,856,822**		411,310,625
Noncurrent Liability				
Long-term debt - net of current portion (Note 11)		**56,656,907**		–
Stockholders' Equity				
Capital stock - ₱1 par value				
Authorized - 1.55 billion shares (Note 12)				
Issued (Note 12)		**1,482,068,946**		1,279,962,408
Subscribed (Note 12)		**52,881,496**		254,988,034
Subscriptions receivable		**(2,112,899)**		(23,086,076)
Share in associate's revaluation increment (Note 7)		**484,844,431**		485,818,990
Unrealized losses on decline in market value of investments (Note 7)		**(206,977,158)**		(165,321,670)
Retained earnings (Notes 7 and 12)		**394,631,555**		436,841,332
		2,205,336,371		2,269,203,018
Treasury stock (Note 12)		–		(63,179,358)
		2,205,336,371		2,206,023,660
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₱	**2,609,850,100**	₱	2,617,334,285

See accompanying Notes to Financial Statements.

STATEMENTS OF INCOME

		Years Ended December 31	
	2002	2001	2000
REVENUES			
Petroleum operations (Notes 2 and 5)	₱ **30,193,810**	₱ 35,090,445	₱ 44,088,877
Equity in net earnings of associates - net (Note 7)	**28,011,004**	29,380,676	32,895,629
Dilution gain (Note 7)	**-**	-	10,722,073
Interest, dividends and other income (Notes 5 and 14)	**14,218,995**	13,315,448	14,175,962
	72,423,809	77,786,569	101,882,541
COSTS AND EXPENSES			
Costs and operating (Notes 2, 5, 6 and 15)	**26,687,047**	27,757,412	23,051,693
General and administrative (Notes 6 and 16)	**24,908,144**	16,667,917	18,518,018
Abandonment losses (Notes 2 and 8)	**-**	10,523,321	-
Interest, foreign exchange and other charges (Notes 2, 9 and 14)	**35,317,624**	43,437,213	33,397,639
	86,912,815	98,385,863	74,967,350
INCOME (LOSS) BEFORE INCOME TAX	**(14,489,006)**	(20,599,294)	26,915,191
PROVISION FOR INCOME TAX (Note 18)	**332,354**	538,497	618,103
NET INCOME (LOSS) (Note 13)	**(₱ 14,821,360)**	(₱ 21,137,791)	₱ 26,297,088
Earnings (Loss) Per Share (Note 13)	**(₱ 0.01005)**	(₱ 0.01494)	₱ 0.01713

See accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2002, 2001 and 2000

	Capital Stock (Note 12)				Share in Associate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	Total
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable				
Balance at December 31, 1999	₱1,153,903,016	₱381,047,426	₱ -	(₱201,118,549)	₱638,415,628	(₱115,463,022)	₱467,167,005	₱2,323,951,504
Decline in MV of marketable securities	-	-	-	-	-	(43,239,098)	-	(43,239,098)
Issuance of capital stock	1,306,354	(1,306,354)	-	-	-	-	-	-
Collection of subscriptions receivable	-	-	-	28,535,140	-	-	-	28,535,140
Net income	-	-	-	-	-	-	26,297,088	26,297,088
Effect of change in the percentage of ownership in revaluation increment	-	-	-	-	(151,795,795)	-	-	(151,795,795)
Balance at December 31, 2000	1,155,209,370	379,741,072	-	(172,583,409)	486,619,833	(158,702,120)	493,464,093	2,183,748,839
Collection of subscriptions receivable	-	-	-	74,004,258	-	-	-	74,004,258
Conversion of subscriptions receivable to notes receivable	-	-	-	12,313,717	-	-	-	12,313,717
Decline in MV of marketable securities	-	-	-	-	-	(6,619,550)	-	(6,619,550)
Issuance of capital stock	124,753,038	(124,753,038)	-	-	-	-	-	-
Conversion of subscriptions receivable to treasury shares	-	-	(63,179,358)	63,179,358	-	-	-	-
Share in change in associate's revaluation increment	-	-	-	-	(800,843)	-	-	(800,843)
Net loss	-	-	-	-	-	-	(21,137,791)	(21,137,791)
Share in associate's adjustments to retained earnings	-	-	-	-	-	-	(35,484,970)	(35,484,970)
Balance at December 31, 2001	1,279,962,408	254,988,034	(63,179,358)	(23,086,076)	485,818,990	(165,321,670)	436,841,332	2,206,023,660
Collection of subscriptions receivable	-	-	-	20,973,177	-	-	-	20,973,177
Sale of treasury stock	-	-	63,179,358	-	-	-	(27,388,417)	35,790,941
Decline in MV of marketable securities	-	-	-	-	-	(31,549,940)	-	(31,549,940)
Permanent decline in value of other long-term investment (Note 7)	-	-	-	-	-	(10,105,548)	-	(10,105,548)
Issuance of capital stock	202,106,538	(202,106,538)	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(14,821,360)	(14,821,360)
Share in change in associate's revaluation increment	-	-	-	-	(974,559)	-	-	(974,559)
Balance at December 31, 2002	₱1,482,068,946	₱52,881,496	₱ -	(₱2,112,899)	₱484,844,431	(₱206,977,158)	₱394,631,555	₱2,205,336,371

See accompanying Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

		Years Ended December 31	
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax	**(₱ 14,489,006)**	(₱ 20,599,294)	₱ 26,915,191
Adjustments for:			
Interest expense	**35,702,952**	43,437,213	33,397,639
Provision for doubtful accounts	**9,292,397**	–	–
Depletion, depreciation and amortization	**4,404,801**	5,088,835	3,969,749
Equity in net earnings of associates - net	**(28,011,004)**	(29,380,676)	(32,895,629)
Interest income	**(10,735,655)**	(9,097,605)	(6,169,934)
Dilution gain	**–**	–	(10,722,073)
Operating income (loss) before working capital changes	**(3,835,515)**	(10,551,527)	14,494,943
Decrease (increase) in:			
Accounts with contract operator/partners	**(1,416,171)**	6,885,579	(8,233,556)
Crude oil inventory	**847,064**	1,736,007	(2,583,071)
Other current assets	**(216,264)**	(917)	14,164
Increase in:			
Accounts payable and accrued expenses	**2,137,854**	10,774,297	3,695,506
Cash generated from (used in) operations	**(2,483,032)**	8,843,439	7,387,986
Interest received	**15,107**	2,291,541	155,404
Interest paid	**(30,502,252)**	(43,212,609)	(33,645,851)
Income taxes paid	**(332,354)**	(603,551)	(365,955)
Net cash used in operating activities	**(33,302,531)**	(32,681,180)	(26,468,416)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	**33,097,912**	7,963,478	19,738,589
Decrease (increase) in:			
Other assets	**641,223**	677,744	725,440
Receivables - others	**(11,160,267)**	(5,090,986)	(3,456,629)
Additions to:			
Deferred oil exploration and development costs	**(16,600,140)**	(9,455,847)	(28,470,719)
Property and equipment - net	**(14,464,724)**	(8,034,136)	(22,459,410)
Investments and advances	**(7,248)**	–	–
Marketable securities, investments and advances	**–**	(175,204)	(55,838)
Net cash used in investing activities	**(8,493,244)**	(14,114,951)	(33,978,567)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Subscriptions receivable	**20,973,177**	74,004,257	28,535,140
Sale of treasury stock	**35,790,941**	–	–
Loans	**–**	–	38,042,329
Payments of:			
Loans	**(14,274,806)**	(29,637,125)	(7,215,049)
Subscriptions payable	**–**	(618,650)	–
Dividends	**139,356**	–	(52,843)
Net cash provided by financing activities	**42,628,668**	43,748,482	59,309,577
NET INCREASE (DECREASE) IN CASH	**832,893**	(3,047,649)	(1,137,406)
CASH AT BEGINNING OF YEAR	**307,447**	3,355,096	4,492,502
CASH AT END OF YEAR	**₱ 1,140,340**	₱ 307,447	₱ 3,355,096

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

The Philodrill Corporation (the Company) is incorporated in the Philippines as an investment holding company with investments in property development, financial services, oil exploration and production, and mining. The average number of employees of the Company was 28 in 2002 and 32 in 2001.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

2. Status of Operations

The Company, together with other participants (collectively referred to as "Contractor"), entered into several Service Contracts (SC 14) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets.

Production activities in the West Linapacan Oilfield (WLO) remained on suspension mode. However, small-scale production continued in the other areas of SC 14, during the year.

Pursuant to the farm-in agreement executed between the SC 14 consortium and Nido Petroleum Limited (Nido Petroleum; formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February17, 1997. On January 15, 1999, the members of the SC 14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreement (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC 14 each to Nido Petroleum and the Company, respectively, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC 14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area. The Company's participating interests in SC 14 as a result of the assignment are as follows: Block A - 20.317%; Block B - 25.745%; Block C - 19.450%; and Block D - 18.800%.

In November 2002, the Company and other members of the SC 14 consortium entered into a Study Agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the field should the studies show it to be economically feasible. The agreement provides, among others, that the foreign company will pay for the cost of the study and will have the option to farm-in to the Galoc area in such percentage and under such terms and conditions to be spelled-out in the covering farm-in agreement.

The Galoc oil and gas discovery was made in 1981 in a water depth of 1,100 feet. Five wells were drilled on the geologic structure, all of which tested positive for oil and gas. Recoverable reserves are currently estimated in the range of 30 to 50 million barrels of oil.

The farm-in arrangement will not include the producing oilfields like Nido, Matinloc and North Matinloc in SC 14 as well as the suspended Cadlao oilfied in SC 6.

The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the favorable outcome of the Study Agreement and the discoveries of additional oil and gas in commercial quantities and the success of future development thereof.

GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) have been combined into a single block application, the SWAN Block GSEC application. The Company is presently awaiting the DOE's decision on its GSEC application. The previous Nonexclusive Geophysical Permit expired last March 15, 2001.

As discussed in Note 8 to the financial statements, the Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

3. **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except that the crude oil inventory is stated at market and investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS) which became effective on January 1, 2002:

- SFAS No. 16/IAS No. 16, *Property, Plant and Equipment*;
- SFAS No. 24/IAS No. 24, *Related Party Disclosures*;
- SFAS No. 28/IAS No. 28, *Accounting for Investments in Associates*;
- SFAS No. 31/IAS No. 31, *Financial Reporting of Interests in Joint Ventures*; and
- SFAS No. 36/IAS No. 36, *Impairment of Assets*.

Adoption of these standards in 2002 did not result in restatements of prior year financial statements. Additional disclosures required by the new standards, however, were included in prior year financial statements, where applicable.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Cash
Cash includes cash on hand and in banks.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.

The initial cost of other property and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

In the case of leasehold improvements, amortization is computed on a straight-line method over the useful life or the term of the lease, whichever is shorter.

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities
Investment in marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Investments
Investments in associates are accounted for under the equity method of accounting. These are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments. The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the stockholders' equity section of the associate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets, and any liabilities incurred jointly with the other venturers as well as the related income and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments
Other investments in shares of stock are carried at cost, adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Impairment of Assets
Starting January 1, 2002, other property and equipment and other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their estimated recoverable amount. The estimated recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income for the period. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for that asset in prior years.

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes
Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Earnings (Loss) Per Share

Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to any stock dividends declared.

4. Receivables

	2002	2001
Accounts with contract operator/partners	₱ 29,542,563	₱ 28,126,392
Others:		
Due from affiliates (see Note 14)	72,304,573	61,053,371
Accrued interest (see Note 14)	37,418,404	26,697,856
Dividends receivable (see Note 7)	2,250,000	–
Others	564,142	655,077
	142,079,682	116,532,696
Less allowance for doubtful accounts (see Note 14)	9,292,397	–
	₱ 132,787,285	₱ 116,532,696

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 mentioned in Note 2.

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

The amounts due from affiliates bear interest rates ranging from 18% to 24% per annum in 2002 and 2001.

Dividends receivable represents the Company's share on the dividends declared by Penta Holdings, an associate, amounting to ₱15.0 million in 2002.

5. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs, and any liabilities incurred jointly with the other venturers, as well as the related income and expenses of the venture, which are included in the financial statements are as follows:

	2002	2001
Current assets		
Receivables - net	₱ 33,075,769	₱ 35,319,616
Inventory	–	847,064
	33,075,769	36,166,680
Noncurrent assets		
Property and equipment - net		
Wells, platform and other facilities	585,654,507	585,654,507
Less accumulated depletion	(286,419,350)	(284,165,703)
	299,235,157	301,488,804
Deferred oil exploration and development costs	800,073,889	783,473,749
	1,099,309,046	1,084,962,553
	₱ 1,132,384,815	₱ 1,121,129,233
Current liabilities		
Accounts payable and accrued expenses	₱ 63,909,673	₱ 63,080,817

	2002	2001	2000
Revenues			
Petroleum operations	₱ 30,193,810	₱ 35,090,445	₱ 44,088,877
Interest, dividends and other income	506,372	758,012	–
	30,700,182	35,848,457	44,088,877
Cost and expenses			
Operating costs			
Production costs	24,303,795	24,677,484	20,897,828
Depletion	2,253,647	3,079,928	2,153,866
	26,557,442	27,757,412	23,051,694
	₱ 4,142,740	₱ 8,091,045	₱ 21,037,183

6. Property and Equipment

	Wells, Platform and Other Facilities	Office Condominium Units and Improvements	Office Furniture, Fixtures and Equipment	Transportation Equipment	**2002**	2001
Cost:						
Beginning of year	₱571,216,778	₱14,009,422	₱9,978,713	₱6,852,131	**₱602,057,044**	₱596,709,494
Additions	14,437,729	–	26,995	–	**14,464,724**	5,347,550
End of year	585,654,507	14,009,422	10,005,708	6,852,131	**616,521,768**	602,057,044
Accumulated depletion, depreciation and amortization:						
Beginning of year	284,165,703	9,795,938	8,552,910	3,843,381	**306,357,932**	303,955,683
Additions	2,253,647	700,471	559,183	891,500	**4,404,801**	2,402,249
End of year	286,419,350	10,496,409	9,112,093	4,734,881	**310,762,733**	306,357,932
Net book value	₱299,235,157	₱ 3,513,013	₱ 893,615	₱2,117,250	**₱305,759,035**	₱295,699,112

As discussed in Note 2, the temporary suspension of the production activities in the WLO raises uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion, depreciation and amortization charged to operations amounted to ₱4.4 million in 2002, ₱2.4 million in 2001 and ₱4.0 million in 2000.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱5.0 million in 2002 and ₱5.9 million in 2001.

Foreign exchange adjustments capitalized to wells, platforms and other facilities amounted to ₱0.3 million in 2002 and 2001. Such foreign exchange adjustments relate to the Company's loans payable (see Notes 9 and 20).

7. Investments and Advances

	2002	2001
Investments in associates - at equity	**₱ 1,313,042,282**	₱ 1,321,353,749
Marketable equity securities - at lower of aggregate cost or market value		
Cost	**241,583,384**	241,576,136
Less allowance for decline in market value	**196,871,610**	165,321,670
	44,711,774	76,254,466
Other investments - Camp John Hay (CJH) Golf Club, Inc. (17 shares):		
Cost	**20,305,555**	20,305,555
Less allowance for decline in value	**10,105,548**	–
	10,200,002	20,305,555
	₱ 1,367,954,063	₱ 1,417,913,770

The details of marketable securities are as follows:

	2002		2001	
	Cost	**Market Value**	Cost	Market Value
Atlas Consolidated Mining and Development Corporation (Atlas)	**₱101,061,306**	**₱ 3,747,951**	₱101,061,306	₱ 9,682,208
Anglo Philippine Holdings Corporation - A	**49,095,645**	**7,979,840**	49,095,645	18,952,120
EPHI	**37,491,082**	**18,029,268**	37,483,834	31,516,724
Vulcan Industrial & Mining Corporation - A	**16,061,971**	**2,241,989**	16,061,971	2,615,654
United Paragon Mining Corporation - A	**12,803,152**	**159,045**	12,803,152	738,423
Fil-Estate Land, Inc.	**10,423,888**	**622,416**	10,423,888	985,492
South China Resources, Inc.	**2,775,235**	**622,624**	2,775,235	444,732
Others	**11,871,105**	**11,308,641**	11,871,105	11,319,113
	₱241,583,384	**₱44,711,774**	₱241,576,136	₱76,254,466

As of December 31, 2002 and 2001, the marketable securities are carried at their aggregate market value, which are lower than their aggregate cost of ₱241.6 million. The gross unrealized losses on the decline in market value of marketable securities in 2002 and 2001 amounted to ₱196.9 million and ₱165.3 million, respectively. As of April 24, 2003, the aggregate costs of the portfolio exceeded the aggregate market values by ₱192.0 million.

The details of investments carried under the equity method are as follows:

December 31, 2002	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	**₱506,944,714**	**₱ 93,042,982**	**₱484,844,431**	**₱1,084,832,127**
Penta Capital - 40% owned	**158,648,939**	**25,234,503**	**–**	**183,883,442**
Penta Holdings - 15% owned	**30,000,000**	**14,326,713**	**–**	**44,326,713**
	₱695,593,653	**₱132,604,198**	**₱484,844,431**	**₱1,313,042,282**

December 31, 2001	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱106,518,261	₱485,818,990	₱1,099,281,965
Penta Capital - 40% owned	158,648,939	16,241,501	–	174,890,440
Penta Holdings - 15% owned	30,000,000	17,181,344	–	47,181,344
	₱695,593,653	₱139,941,106	₱485,818,990	₱1,321,353,749

The changes in accumulated equity in net earnings are as follows:

	Balance December 31, 2001	Equity in Net Earnings (Losses) Including Amortization of Goodwill	Dividends	**Balance December 31, 2002**
EPHI	₱106,518,261	₱19,622,633	(₱33,097,912)	**₱93,042,982**
Penta Capital	16,241,501	8,993,002	–	**25,234,503**
Penta Holdings	17,181,344	(604,631)	(2,250,000)	**14,326,713**
	₱139,941,106	₱28,011,004	(₱35,347,912)	**₱132,604,198**

On December 14, 2000, EPHI issued new common shares to a stockholder after EPHI's stockholders waived their pre-emptive rights to subscribe to the new common shares. The issuance resulted in a decrease in the Company's proportionate share in the net assets of EPHI from 12.28% to 9.02%. This, however, resulted in a dilution gain amounting to ₱10.7 million and was included in the 2000 statement of income.

The Company's equity in net assets of EPHI exceeded the carrying value of its investment by ₱71.7 million in 2002 and ₱77.7 million in 2001.

The Company recognized its 2002 equity in net earnings of Penta Capital based on the unaudited financial statements of the associate, the audit of which has not yet been completed.

Following is summarized financial information of EPHI, Penta Capital and Penta Holdings (in millions):

	2002			2001		
	EPHI	**Penta Capital (Unaudited)**	**Penta Holdings**	EPHI	Penta Capital	Penta Holdings
Total Assets	**₱12,932**	**₱555**	**₱368**	₱13,161	₱526	₱387
Total Liabilities	**110**	**114**	**117**	113	106	118
Net Income (Loss)	**151**	**24**	**(4)**	224	9	(5)

In 2001, Penta Capital and its subsidiary charged directly against retained earnings the additional valuation reserve on the following:

Penta Capital:	
Receivable from customers, net of the related deferred income tax of ₱21,034,965	₱44,699,299
Due from affiliates, net of the related deferred income tax of ₱551,804	1,172,584
Other assets, net of the related deferred income tax of ₱11,430,266	35,552,444
	81,424,327
PCFC (98.75% owned):	
Receivables from customers, net of the related deferred income tax of ₱712,288	1,513,613
Other assets, net of the related deferred income tax of ₱2,760,820	5,866,741
	88,804,681
Share of minority interest in the adjustment to retained earnings of PCFC	(92,254)
	₱88,712,427

The accounting treatment of recording directly against retained earnings instead of income the additional valuation reserve on certain assets as enumerated above does not conform with accounting principles generally accepted in the Philippines (GAAP).

As of December 31, 2001, IISI (50% owned) has a valuation reserve deficiency on long outstanding due from customers of ₱8.0 million and the related deferred income tax asset of ₱2.6 million. Had Penta Capital and its subsidiaries followed GAAP and provided allowance for probable losses on long oustanding due from customers and the related deferred income tax assets, the Company's net loss would have increased and the equity in net earnings of associates and retained earnings would have decreased by ₱37.6 million in 2001.

In addition, IISI has not completed the reconciliation of the long outstanding difference of about ₱2.6 million between the general and subsidiary ledgers of due from its customers.

In 2000, Penta Capital subsidiaries, PCFC and IISI, did not recognize additional provision for probable losses of about ₱4.1 million and ₱8.8 million, respectively, and their corresponding deferred income tax assets of about ₱1.3 million and ₱2.8 million, respectively; and Penta Capital did not recognize allowance for probable losses on the uncollected interest on past due receivables from customers of about ₱2.8 million and the related deferred income tax asset of about ₱0.9 million. Had Penta Capital and its subsidiaries recorded the valuation reserves and deferred income tax assets, the Company's equity in net earnings of associates, retained earnings and net income for 2000 would have been decreased by about ₱4.3 million.

In addition, IISI has not completed the reconciliation of the long outstanding difference of about ₱1.3 million between the general and subsidiary ledgers of due from its customers.

In 2002, the Company charged directly to the "Unrealized losses on the decline in market value of investments" account, under the stockholders' equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million. Such accounting treatment does not conform with GAAP. Had the Company followed GAAP, its net loss would have increased and its retained earnings would have decreased by about ₱10.1 million in 2002.

The undistributed earnings of associates included in the Company's retained earnings amounting to ₱132.6 million in 2002 and ₱139.9 million in 2001, based on their financial statements, are not currently available for distribution as dividends unless declared by such associates.

8. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes interest costs capitalized amounting to about ₱13.9 million in 2002 and ₱16.7 million in 2001.

Foreign exchange adjustments capitalized to deferred oil exploration and development costs amounted to ₱0.4 million in 2002 and ₱0.5 million in 2001. Such foreign exchange adjustments relate to the Company's loans payable (see Notes 9 and 20).

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof. The Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

9. Loans Payable

	2002	2001
Loans from local banks:		
United Coconut Planters Bank	**₱ 67,093,756**	₱ 72,618,730
Development Bank of the Philippines (DBP)	**64,799,147**	71,995,319
Bank of the Philippine Islands	**28,600,000**	31,000,000
Rizal Commercial Banking Corporation	**28,360,644**	27,503,970
Metropolitan Bank and Trust Company (MBTC)	**–**	60,000,000
	188,853,547	263,118,019
Loans from an associate:		
Penta Capital (see Note 14)	**55,450,000**	55,450,000
	₱ 244,303,547	₱ 318,568,019

a. Loans from local banks

Loans from local banks denominated in U.S. dollars and Philippine peso, are secured by the following:

i. Noncurrent marketable securities and investments in shares of associates with a total market value of ₱223.5 million in 2002 and ₱396.7 million in 2001; and
ii. Mortgage on certain properties of associated companies pursuant to a Mortgage Trust Indenture. The appraised value of the mortgaged properties as determined by an independent qualified appraiser on September 8, 2000 is ₱78.0 million.

Interest is computed on prevailing bank rates, ranging from 11% to 18% in 2002 and 2001, respectively. As of December 31, 2002, unpaid interest amounted to ₱7.6 million. The local banks also charge penalty on unpaid interest ranging from 24% to 36% of outstanding unpaid interest. Management believes the ongoing negotiations will be favorable to the Company and, accordingly, no provisions for these penalty charges were recorded as of December 31, 2002.

On October 21, 2002, the maturity dates of the DBP loan, including all unpaid interest, were extended from June 26, 2002 and December 3, 2002 to February 3, 2003 as covered by the Amendment to the Credit Line Agreement (the Agreement). Also included in the Agreement is the 75% condonation of penalties on past due principal and interest amounting to about ₱3.5 million subject to the full settlement of the liabilities on or before due date. Also provided in the Agreement is the foreclosure of the pledged shares of stock should the Company fail to meet its outstanding liabilities on due date.

On February 3, 2003, the Company was not able to pay its outstanding liabilities except for the interest accruing up to that date. Accordingly, the 75% condonation of penalties was invalidated by DBP on its formal notice dated February 6, 2003. The Company renegotiated for the settlement of the liabilities on April 1, 2003 which provides for six weekly installment payments of the principal and accrued interest beginning April 8, 2003. As of April 24, 2003, the Company has not yet remitted the first installment payment.

In order to meet its outstanding liabilities, the Company together with an affiliate employed an independent financial advisor to determine the fair value of the pledged shares of stock for the purpose of negotiating the possible sale thereof to the same affiliate.

Management believes that the successful sale of the pledged assets will enable it to pay its outstanding liabilities.

On December 26, 2002, MBTC's loan amounting to ₱60.0 million was refinanced and converted into a five-year term loan (see Note 11). Accordingly, the loan was reclassified to noncurrent liability.

b. Loans from Penta Capital, an associate, have an interest rate of 16.5% per annum. The loan agreement provides for the lump sum payment of principal and interest on the maturity dates of the loans.

10. Accounts Payable and Accrued Expenses

	2002	2001
Trade	**₱ 80,083,715**	₱ 75,724,678
Accrued Expenses	**13,473,820**	7,906,158
Lease Payable	**1,202,667**	1,990,667
Others	**489,869**	583,864
	₱ 95,250,071	₱ 86,205,367

11. Long-term Debt

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by properties owned by an affiliate.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan.

12. Capital Stock

The Company's authorized capital stock consist of:

	Number of Shares	Amount
Class A	930,000,000	₱ 930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges, except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 11,295 shareholders in 2002 and 12,264 shareholders in 2001.

The details and changes in the Company's issued and subscribed shares are as follows:

	2002		2001	
	Number of Shares	**Amount**	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	**785,113,270**	**₱ 785,113,270**	703,807,256	₱ 703,807,256
Issuance	**97,816,725**	**97,816,725**	81,306,014	81,306,014
Balance at end of year	**882,929,995**	**882,929,995**	785,113,270	785,113,270
Common Class B				
Balance at beginning of year	**494,849,138**	**494,849,138**	451,402,114	451,402,114
Issuance	**104,289,813**	**104,289,813**	43,447,024	43,447,024
Balance at end of year	**599,138,951**	**599,138,951**	494,849,138	494,849,138
	1,482,068,946	**₱1,482,068,946**	1,279,962,408	₱1,279,962,408

	2002		2001	
	Number of Shares	**Amount**	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	**133,460,859**	**₱133,460,859**	214,766,873	₱ 214,766,873
Issuance	**(97,816,725)**	**(97,816,725)**	(81,306,014)	(81,306,014)
Balance at end of year	**35,644,134**	**35,644,134**	133,460,859	133,460,859
Common Class B				
Balance at beginning of year	**121,527,175**	**121,527,175**	164,974,199	164,974,199
Issuance	**(104,289,813)**	**(104,289,813)**	(43,447,024)	(43,447,024)
Balance at end of year	**17,237,362**	**17,237,362**	121,527,175	121,527,175
	52,881,496	**₱ 52,881,496**	254,988,034	₱ 254,988,034

Treasury stock as of December 31, 2001 consists of:

	Number of Shares	Amount
Common Class A	78,016,608	₱ 40,882,227
Common Class B	42,550,188	22,297,131
	120,566,796	₱ 63,179,358

The Company sold its treasury stock on February and June 2002 for ₱0.30 and ₱0.24 per share, respectively. Total proceeds from the sale amounted to around ₱35.8 million. The difference between the cost and selling price of the treasury shares amounting to ₱27.4 million was charged to retained earnings.

13. Earnings (Loss) Per Share

Earnings (loss) per share was computed as follows:

	2002	2001	2000
Net income (loss)	**(₱ 14,821,360)**	(₱ 21,137,791)	₱ 26,297,088
Weighted average number of shares	**1,475,208,711**	1,414,383,646	1,534,950,442
Earnings (loss) per share	**(₱ 0.01005)**	(₱ 0.01494)	₱ 0.01713

14. Related Party Transactions

The Company, in the normal course of business, has transactions with affiliates (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from affiliates amounted to ₱10.7 million in 2002, ₱9.0 million in 2001 and ₱6.0 million in 2000. Interest expense related to loans from an associate amounted to ₱9.7 million in 2002, ₱10.3 million in 2001 and ₱9.8 million in 2000.

Amounts due to/from these related parties are summarized as follows:

	Due from Affiliates		Loans Payable		Accounts Payable and Accrued Expenses	
	2002	2001	**2002**	2001	**2002**	2001
United Paragon Mining Corporation	**₱23,861,131**	₱22,918,395	**₱ –**	₱ –	**₱126,340**	₱ –
Vulcan Industrial and Mining Corporation	**23,482,663**	14,633,801	**–**	–	**–**	–
Fil-Energy Corporation	**14,251,893**	14,251,893	**–**	–	**–**	–
Ocean Composite Yacht, Inc. (OCYI)	**4,500,000**	4,500,000	**–**	–	**–**	–
Alakor Corporation	**3,695,731**	27,689	**–**	–	**3,307,372**	744,708
Pacific Rim Export Holdings, Corp. (Primex)	**1,114,118**	1,114,118	**–**	–	**–**	–
Minoro Mining Corp.	**1,031,278**	1,031,278	**–**	–	**–**	–
Alakor Securities Corporation	**259,167**	252,213	**–**	–	**–**	–
Anglo Philippines Holdings Corp.	**39,563**	38,193	**–**	–	**2,227,978**	2,227,978
Penta Capital	**–**	2,174,162	**55,450,000**	55,450,000	**3,878,371**	1,030,425
National Book Store, Inc.	**–**	–	**–**	–	**11,405,089**	818,086
Others	**69,029**	111,629	**–**	–	**–**	–
	₱72,304,573	₱61,053,371	**₱55,450,000**	₱55,450,000	**₱20,945,150**	₱4,821,197

Accrued interest receivables on due from affiliates amounted to ₱37.4 million in 2002 and ₱26.7 million in 2001. Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company provided full valuation allowance on its total receivables from OCYI and Primex in 2002.

15. Costs and Operating Expenses

	2002	2001	2000
Petroleum operations (see Note 2)	**₱ 23,972,361**	₱ 24,150,640	₱ 20,159,825
Depletion (see Note 6)	**2,253,647**	3,079,928	2,153,866
Personnel (see Note 17)	**461,039**	526,844	539,749
Professional fees	**–**	–	198,253
	₱ 26,687,047	₱ 27,757,412	₱ 23,051,693

16. General and Administrative Expenses

	2002	2001	2000
Provision for doubtful accounts	**₱ 9,292,397**	₱ –	₱ –
Personnel (see Note 17)	**6,557,359**	7,867,150	9,733,553
Depreciation and amortization (see Note 6)	**2,151,154**	2,008,907	1,815,883
Communication, light and power	**1,616,992**	1,187,039	823,875
Dues and subscription	**1,533,750**	1,648,353	1,467,137
Taxes and licenses	**938,134**	1,080,362	984,762
Outside services	**686,351**	556,900	973,702
Repairs and maintenance	**598,463**	700,798	1,318,754
Insurance	**203,432**	166,940	227,148
Supplies	**132,866**	174,141	138,763
Entertainment, amusement and recreation	**85,388**	60,205	47,458
Advertising	**46,766**	404,206	20,132
Others	**1,065,092**	812,916	966,851
	₱ 24,908,144	₱ 16,667,917	₱ 18,518,018

17. Personnel Expenses

	2002	2001	2000
Salaries and wages	**₱ 5,217,460**	₱ 6,769,690	₱ 7,068,243
Employees' benefits	**1,547,922**	1,363,437	2,957,336
Social expenses	**253,016**	260,867	247,723
	₱ 7,018,398	₱ 8,393,994	₱ 10,273,302

18. Income Taxes

The components of net deferred tax assets consist of:

		2002		2001
Current:				
Allowance for doubtful accounts	₱	**2,973,567**	₱	–
Less valuation allowance		**2,973,567**		–
	₱	–	₱	–
Noncurrent:				
NOLCO	₱	**33,252,571**	₱	32,162,766
MCIT		**1,365,682**		1,420,266
		34,618,253		33,583,032
Less valuation allowance		**34,618,253**		33,583,032
	₱	–	₱	–

Management believes that the Company will not be able to realize the benefit of the deferred income tax assets in the future. Accordingly, a 100% valuation allowance was provided.

The provision for income tax consists of:

		2002		2001		2000
MCIT	₱	**311,371**	₱	476,808	₱	577,503
Final taxes on interest income and others		**20,983**		61,689		40,600
	₱	**332,354**	₱	538,497	₱	618,103

As of December 31, 2002, the Company has NOLCO and MCIT that can be claimed as deductions from future taxable income as follows:

Year Incurred	Applicable up to	NOLCO	MCIT
2000	2003	₱23,108,401	₱577,503
2001	2004	46,767,577	476,808
2002	2005	34,038,306	311,371

19. Commitments and Contingencies

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $1.1 million (₱57.9 million) in 2003.

20. New Accounting Standards Effective Subsequent to 2002

The Accounting Standards Council has approved the following accounting standards which will be effective subsequent to 2002:

- SFAS No. 21/IAS No. 21, *Changes in Foreign Exchange Rates*, which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS No. 21/IAS No. 21 in 2005 and is currently in the process of estimating the probable effect of adoption.
- SFAS No. 38/IAS No. 38, *Intangible Assets*, which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over 20 years. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be charged to expense as incurred. The Company will adopt SFAS No. 38/IAS No. 38 in 2003 and is currently in the process of estimating the probable effect of adoption.
- SFAS No. 37/IAS No. 37, *Provisions, Contingent Liabilities and Contingent Assets*, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items. The Company will adopt SFAS No. 37/IAS No. 37 in 2003 and, based on current estimates, does not believe the effect of adoption will be material.
- SFAS No. 10/IAS No. 10, *Events After the Balance Sheet Date*, which prescribes the accounting and disclosure related to adjusting and non-adjusting subsequent events. The Company will adopt SFAS No. 10/IAS No. 10 in 2003 and, based on current estimates, does not believe the effect of adoption will be material.
- SFAS No. 17/IAS No. 17, *Leases*, which prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee.

  A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased assets. On the other hand, the lessee shall expense operating lease payments.

  The Company will adopt SFAS No. 17/IAS No. 17 in 2004 and, based on current estimates, does not believe the effect of adoption will be material.

Board of Directors

Alfredo C. Ramos
Chairman

Henry A. Brimo
Vice Chairman

Nicasio I. Alcantara
Director

Gerard H. Brimo
Director

Maximo G. Licauco III
Director

Teodoro L. Locsin Jr.
Director

Honorio A. Poblador III
Director

Presentacion S. Ramos
Director

Augusto B. Sunico
Director

Officers

Alfredo C. Ramos
Chairman & President

Henry A. Brimo
Vice Chairman

Augusto B. Sunico
Executive Vice President & Treasurer

Francisco A. Navarro
Vice President - Exploration

Reynaldo E. Nazarea
Vice President - Finance & Administration

Adrian S. Arias
Corporate Secretary

Corporate Directory

INDEPENDENT PUBLIC ACCOUNTANTS
SyCip Gorres Velayo & Co

TRANSFER AGENT
Fidelity Stock Transfers, Inc.

CORPORATE OFFICES
Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City 1550
P.O. Box 12501, Ortigas Center Post Office
Pasig City, Philippines
Phone Nos.: (632) 631-8151 to 52
631-1801 to 05
Fax: (632) 631-8080 • (632) 631-5310
Email Address: phldrll@info.com.ph
Website: http://www.info.com.ph/~phldrll

BANKERS
Bank of the Philippine Islands
Citibank – N.A.
Development Bank of the Philippines
Rizal Commercial Banking Corporation
Metropolitan Bank & Trust Company
Unionbank of the Philippines
United Coconut Planters Bank